Exhibit K-2




                              AGL SERVICES COMPANY
                             POLICIES AND PROCEDURES








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Introduction

     AGL Services Company ("AGL Services") will provide administrative, management and other services to the subsidiaries and business units within AGL Resources Inc. ("AGLR") in accordance with the terms of the agreements among AGL Services and the companies in the AGLR system ("Service Agreements"). The subsidiaries and business units of AGLR are referred to as the "AGLR System Companies". AGL Services will provide the necessary accounting and procedural infrastructure to support the administration of the Service Agreements in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") as promulgated under the Public Utility Holding Company Act of 1935 (the "1935 Act").

Service Requests and Agreements

     AGL Services and each AGLR System Company will enter into a Service Agreement that will set forth, in general terms, the services to be performed by AGL Services directly for or on behalf of each AGLR System Company.

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Accounting System

     AGL Services will maintain an accounting system that provides the ability to assign costs to the category of service to which they relate. The system also enables the costs of services to be charged directly to the AGLR System Company for which they were performed or, when appropriate, accumulated in such a manner that they can be distributed or allocated to two or more AGLR System Companies using an approved methodology. The system will also generate all necessary AGLR System Company billing information.

     The system is based on the use of codes to assign charges to the applicable Cost Center, Account Number or Capital Project ("Account Codes"). The Account Numbers conform to the System of Accounts for Mutual Service Companies prescribed by the 1935 Act, as modified to include additional account numbers from the Federal Energy Regulatory Commission's Uniform System of Accounts to provide for the accumulation of costs of certain utility operating activities. The Account Codes facilitate the tracking of the cost of each service by its component costs, such as labor, materials and outside services, and provide the ability to break the costs of services down by amounts directly charged to specific AGLR System Companies and amounts allocated.

     Labor and labor-related costs will likely be the most significant costs that AGL Services incurs. Accordingly, AGL Services will maintain a time-entry subsystem that enables AGL Services' employees to accurately assign hours worked to the appropriate Account Codes. All AGL Services' employees will prepare standard timesheets or similar records that indicate the purpose of each hour worked. The employee's supervisor will approve the timesheets. Information from the timesheets will be utilized to charge each AGLR System Company for direct labor at each employee's effective hourly rate including the cost of pensions, other employee benefits and payroll taxes.

     An initial training session for employees will occur prior to the commencement of operations of AGL Services and will be conducted by accounting professionals to ensure an understanding of the new coding procedures. All employees (both from AGL Services and AGLR System Companies) who code time and expenses will be

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included  in this  training.  Ongoing  support  and  follow-up  will be provided through the same accounting professionals conducting the initial training. Moreover, additional training will be provided subsequent to the closing date to ensure an understanding of the account coding impact upon the system's financial statements as well as to provide instruction regarding the proper analysis of charges.

     All other accounting subsystems, including accounts payable processing, will be designed to support the use of the necessary Account Codes. In all cases, AGL Services will retain the applicable underlying source documents that indicate the nature and purpose of the costs incurred.

     To the extent practicable, AGL Services' employees will assign costs directly to the Account Codes associated with the services rendered. However, the full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes, which cannot be associated with specific services. Indirect costs will be associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

     Cost will also include the cost of capital used by AGL Services to render services. In accordance with Rule 91 under the 1935 Act, the cost of capital will be limited to reasonable compensation for necessary capital.

     AGL Services' costs will be directly charged, distributed or allocated to AGLR System Companies in the manner described below.

     1. Costs accumulated in Account Codes for services specifically performed for a single AGLR System Company will be directly charged to such AGLR System Company.

     2. Costs accumulated in Account Codes for services specifically performed for two or more AGLR System Companies will be distributed to such AGLR System Companies using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the approved allocation methods.

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     3.   Costs  accumulated  in Account Codes for services of a general  nature which are applicable to all AGLR System Companies or to a class or classes of AGLR System Companies will be allocated to such AGLR System Companies by application of one or more approved allocation methods.

Billing

     Monthly, AGL Services will prepare and submit a bill to each AGLR System Company for services rendered. At a minimum, the bill will itemize the cost of each service charged to the AGLR System Company. The bill will be rendered by the 25th of the following month with payment due 30 days thereafter.

     The management of each AGLR System Company is responsible for reviewing the bill from AGL Services to determine the accuracy and appropriateness of the charges.

     The accounting system contains the detailed transactions supporting the services billed. Using the accounting system, AGL Services will assist the AGLR System Companies, as necessary, with the review and validation of charges. Any adjustments required will be made in the subsequent month. AGL Services will put in place processes and applicable systems designed to provide information to AGLR System Companies regarding services provided and related costs.

Accounting Department Responsibilities

     The AGL Services Accounting Department will be responsible for administering, monitoring and maintaining the processes by which AGL Services' costs are accumulated and billed to client entities. In connection with this responsibility, the Accounting Department will:

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     1.   Control the establishment and use of AGL Services' Account Codes;

     2. Review and evaluate the reasonableness of monthly bills to each AGLR System Company; and

     3. Assist the AGLR System Companies with the review and validation of charges.

     The Accounting Department will update all allocations used by AGL Services annually, or more often as conditions warrant, and maintain all documentation supporting the calculations. The Accounting Department will ensure the allocation methods are appropriate for the type of cost incurred, have been approved by the SEC and are consistent with applicable orders of state utility commissions.

Dispute Resolution

     In the event disputes arise between AGL Services and an AGLR System Company over amounts billed, the Accounting Department and representatives of the AGLR System Company will attempt to resolve the issues. If necessary, the Chief Financial Officer or his or her designee will mediate. Unresolved disputes will be referred to another member of Senior Management for final disposition.

Internal Auditing Review

     The Internal Auditing Department will conduct periodic audits of AGL Services' administration and accounting processes. The audits will include examinations of accounting systems, source documents, allocation methods and billings to determine if services are authorized and accounted for properly. In addition, policies, operating procedures and controls will be reviewed and evaluated annually.

Evaluation and Measurement

     In order to encourage the efficient and cost competitive provision of services, AGL Services will establish appropriate benchmarking measures and a

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customer review  process.  The customer review process will allow for input from the AGLR System Companies as to the volume and value of the products and services provided by AGL Services. This review will be part of the annual budget development process.